Andrew I. Telsey, P.C. Attorney at Law
12835 E. Arapahoe Road, Tower One, Penthouse #803, Englewood, Colorado 80112 Telephone: 303/768-9221 • Facsimile: 303/768-9224 • E-Mail: andrew@telseylaw.com

December 17, 2019

VIA:     EDGAR

Securities and Exchange Commission

100 F St., NE

Washington, D.C. 20549

Attn: Donna Di Silvio

RE:	urban-gro, Inc.; SEC Comment Letter Dated December 2, 2019 SEC File No. 000-55966

Dear Ms. Di Silvio:

This letter is intended to respond to the staff’s comment letter, above referenced. Relevant thereto, please be advised as follows.

Form 10-K for the Fiscal Year Ended December 31, 2018

Controls and Procedures

(page 26)

Comments No. 1 and 2. The disclosure relating to management’s conclusion on page 27 stating that disclosure controls and procedures and internal control over financial reporting were ineffective is an error. We note that all prior and subsequent similar disclosure included in the Company’s 34 Act reports as filed with the Commission correctly indicated that such controls and procedures were effective as of the date of such report.

Subject to the staff’s review and consideration of Comments 3 and 4, below, the Company shall file an amendment to the Form 10-K for the Fiscal Year Ended December 31, 2018 with the Commission that corrects this error.

Audited Financial Statements

Note 2 – Summary of Significant Accounting Policies

Revenue Recognition

(page F-10)

Comment 3. As disclosed in the Company’s Form 10-K for the year ended December 31, 2018, the Company recognizes revenue in accordance with ASC 606, Revenue from Contracts with Customers, which requires that five basic steps be followed to recognize revenue: (1) a legally enforceable contract that meets criterial standards as to composition and substance is identified; (2) performance obligations relating to provision of goods or services to the customer are identified; (3) the transaction price, with consideration given to any variable, noncash, or other relevant consideration, is determined; (4) the transaction price is allocated to the performance obligations; and (5) revenue is recognized when control of goods or services is transferred to the customer with consideration given to whether that control happens over time or not. Determination of criteria (3) and (4) are based on management's judgments regarding the fixed nature of the selling prices of the services and products delivered and the collectability of those amounts.

The Company proposes to enhance this disclosure in future reports filed with the Commission to disclose that services and products sold by the Company, and revenue recognition on those services and products, are as follows:

•	Design and engineering services – These services are performed pursuant to short-term customer contracts that are typically less than two months in duration. Revenue is recognized when the services have been performed and the customer has been delivered design contracts.
•	Selling cultivation systems and pest management products – These products are delivered pursuant to equipment order forms signed by the customer. Revenue is recognized when the systems and products are delivered to the customer.
•	Providing facility management services – These services are performed pursuant to annual customer contracts. Revenue is recognized when the performance obligations in the contract are satisfied, i.e. when the control of these goods and services are transferred or provided to the customer.
•	Other – Primarily shipping services billed to customers that are separate from the above services and products. Revenue is recognized when the services and products have been provided to the customer.

These services and product components and the revenue recognized from them for the three and nine month periods ended September 30, 2019 and 2018 are as follows:

Revenue Component	3ME September 30, 2019	3ME September 30, 2018	9ME September 30, 2019	9ME September 30, 2018
Design and engineering services	$1,076,358	$367,179	$2,495,110	$874,173
Selling cultivation systems and pest management products	4,313,442	4,900,832	14,031,757	13,704,479
Providing facility management services	23,422	3,151	38,201	20,719
Other	169,842	65,469	491,669	80,924
Total	$5,583,064	$5,336,631	$17,056,737	$14,680,295

These services and product components and the revenue recognized from them for the years ended December 31, 2018 and 2017 are as follows:

Revenue Component	2018	2017
Design and engineering services	$903,900	$107,830
Selling cultivation systems and pest management products	18,901,967	12,184,016
Providing facility management services	36,719	-
Other	208,190	6,169
Total	$20,050,776	$12,298,015

Management of the Company believes that this disclosure, compared to the existing disclosure in the Company’s Form 10-K for the Year Ended December 31, 2018 and the Form 10-Q for the nine months ended September 30, 2019, are not significant enough to require amendments to these reports. The Company does undertake to expand this disclosure in future filings.

Note 6 – Investments

(Page F-13)

Comment No. 4. The changes in the components of the investments for the nine months ended September 30, 2019 and the years ended December 31, 2018 and 2017 are summarized as follows:

	9ME September 30, 2019
	Edyza	TGH	Total
Beginning Balances	$812,883	$448,766	$1,261,649
Cash Investments	205,250	367,000	572,250
Impairment of Investment		(506,000)	(506,000)
Ending Balances	$1,018,133	$309,766	$1,327,899

	12ME December 31, 2018
	Edyza	TGH	Total
Beginning Balances	$400,000		$400.000
Cash Investments	412,883	448,766	861,649
Ending Balances	$812,883	$448,766	$1,261,649

	12ME December 31, 2017
	Edyza	TGH	Total
Beginning Balances	$-	$-	$-
Cash Investments	400,000	-	400,000
Ending Balances	$400,000		$$400,000

If the Company proposed suggestion that it amends its Form 10-K as indicated in the above responses to Comments 1 and 2, but not to amend relevant to Comments 3 and 4, please advise the undersigned and the Amendment will thereafter immediately be filed. If the staff wishes for additional disclosure applicable to Comments 3 and 4 above, such additional disclosure will be included in the proposed Amendment to the Form 10-K and an additional amendment to the applicable Form 10-Q will also be filed.

If we can be of any assistance in connection with the staff’s review herein please do not hesitate to contact the undersigned at your earliest convenience.

Very truly yours,

ANDREW I. TELSEY, P.C.

s/ Andrew I. Telsey

For the Firm